SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News Release

Aviva plc

2014 Preliminary Announcement
5 March 2015

Aviva plc 2014

Preliminary Results Announcement

Mark Wilson, Group Chief Executive Officer, said:

"These results show tangible progress, with all key metrics moving in the right direction. Cash is up 65%, operating earnings per share is up 10%1, value of new business is up 15%2 and book value is 26% higher. Operating expenses are £571 million lower than our 2011 base-line, debt ratios are down and our full year combined ratio of 95.7% is the best in eight years.

"We have increased our final dividend by 30% to reflect the progress made during the year and our improved financial position. We have entered 2015 in a position of strength.

"Nevertheless, it would be wrong to assume that our turnaround is nearing completion as we have further to travel than the distance we have come."

17BCash flow
• Holding company excess cash flow3 up 65% to £692 million (FY13: £420 million), vs. 2016 target of £800 million
• Cash remittances up 11% to £1,412 million (FY13: £1,269 million)
• Final dividend up 30% to 12.25p. Total dividend 18.1p (FY13: 15.0p)

18BProfit
• Operating profit1 6% higher at £2,173 million (FY13: £2,049 million)
• Operating EPS1 up 10% to 47.0p (FY13: 42.6p)
• Life back book actions contributed £282 million to operating profit (FY13: £116 million)
• IFRS profit after tax1 up 91% to £1,680 million (FY13: £878 million)

19BValue of new business
• Value of new business (VNB) grew 15%2 to a record £1,009 million (FY13: £904 million)
• Growth markets of Poland, Turkey and Asia4 grew 25%2 and now make up 22% of VNB4
• UK Life VNB was constant at £473 million (FY13: £469 million) despite changes to annuity market

20BExpenses	• Operating expense ratio of 51.5% (FY13: 54.1%1), vs. target of <50% by the end of 2016 • £571 million of operating expense saves achieved against original target of £400 million
21BCombined operating ratio	• Combined operating ratio (COR) of 95.7% (FY13: 97.3%) • UK COR of 94.8% (FY13: 97.0%) • Canada COR of 96.1% (FY13: 94.6%)
22BBalance sheet
• IFRS net asset value per share increased 26% to 340p (FY13: 270p), benefitting from retained earnings and a gain in the pension surplus
• External leverage ratio 41% of tangible capital (FY13: 48%), 28% on an S&P basis (FY13: 31%)
• Intercompany loan balance of £2.8 billion at end of February 2015 (February 2014: £4.1 billion)
• Economic capital surplus5 £8.0 billion including £0.4 billion deduction from dividend proposed in December 2014 (FY13: £8.3 billion)

1	On a continuing basis, excluding US Life.
2	On a constant currency basis.
3
Excess centre cash flow represents cash remitted by business units to Group less central operating expenses and debt financing costs. It does not include non-operating cash movements such as disposal proceeds or capital injections.

4	Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG and Asia excludes Malaysia.
5
The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Following the announcement that the Group made an offer to acquire Friends Life Group Limited on 2 December 2014, the directors have proposed a final dividend for 2014 of 12.25 pence per share, amounting to £0.4 billion in total. Although subject to approval by shareholders at the AGM, the dividend is considered foreseeable and is therefore deducted from FY14 economic capital surplus. In contrast, 2013 final dividend of 9.40 pence per share amounting to £0.3 billion was not foreseeable as at 31 December 2013 and was not deducted from FY13 economic capital surplus.

Key financial metrics

Cash

	Cash remitted to Group			Operating capital generation
Continuing operations	2014 £m	2013 £m	Sterling% change	2014 £m	2013 £m	Sterling% change
United Kingdom & Ireland Life	437	370	18%	888	586	52%
United Kingdom & Ireland General Insurance & Health1	294	347	(15)%	425	374	14%
Europe	454	388	17%	499	558	(11)%
Canada	138	130	6%	136	177	(23)%
Asia and Other	89	34	n/a	(8)	63	n/a
Total	1,412	1,269	11%	1,940	1,758	10%

Operating profit: IFRS basis

Continuing operations	2014 £m	2013 £m	Sterling% change
Life business	1,979	1,901	4%
General insurance and health	808	797	1%
Fund management	86	93	(8)%
Other*	(700)	(742)	6%
Operating profit before tax	2,173	2,049	6%

Operating earnings per share**	47.0p	42.6p	10%
* Includes other operations, corporate centre costs and group debt and other interest costs.
** Net of tax, non-controlling interests, preference dividends, coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax).
Expenses

Continuing operations	2014 £m	2013 £m	Sterling% change
Operating expenses	2,795	3,006	(7)%
Integration & restructuring costs	140	363	(61)%
Expense base	2,935	3,369	(13)%

Operating expense ratio	51.5%	54.1%	(2.6)pp

Value of new business

Continuing operations	2014 £m	2013 £m	Sterling % change	Constant currency % change2
United Kingdom & Ireland	482	477	1%	1%
France	205	172	19%	25%
Poland3	64	51	25%	31%
Italy3, Spain3, Turkey & Other	123	106	16%	28%
Asia3	127	103	23%	30%
Aviva Investors	9	-	-	-
Value of new business - excluding Eurovita, Aseval, CxG & Malaysia	1,010	909	11%	15%
Eurovita, Aseval, CxG & Malaysia	(1)	(5)	-	-
Value of new business	1,009	904	12%	15%

General insurance combined operating ratio

Continuing operations	2014	2013	Change
United Kingdom & Ireland	94.9%	97.2%	(2.3)pp
Europe	97.7%	98.1%	(0.4)pp
Canada	96.1%	94.6%	1.5pp
General insurance combined operating ratio	95.7%	97.3%	(1.6)pp

IFRS profit after tax

	2014 £m	2013 £m	Sterling% change
IFRS profit after tax - continuing operations	1,680	878	91%
IFRS profit after tax - total	1,738	2,151	(19)%

Dividend

	2014	2013	Sterling% Change
Final dividend per share	12.25p	9.40p	30.3%
Total dividend per share	18.10p	15.00p	20.7%

Capital position

	2014 £bn	2013 £bn	Sterling% change
Estimated economic capital surplus4	8.0	8.3	(4)%
Estimated IGD solvency surplus4	3.2	3.6	(11)%
IFRS net asset value per share	340p	270p	26%
MCEV net asset value per share (restated)5	527p	463p	14%

1
Cash remittances include amounts of £273 million received from UK General Insurance (UKGI) in February 2015 in respect of 2014 activity and £347 million received in January 2014 in respect of 2013 activity.

2	Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3	Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG and Asia excludes Malaysia.
4
The economic capital and IGD solvency surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Following the announcement that the Group made an offer to acquire Friends Life Group Limited on 2 December 2014, the directors have proposed a final dividend for 2014 of 12.25 pence per share, amounting to £0.4 billion in total. Although subject to approval by shareholders at the AGM, the dividend is considered foreseeable and is therefore deducted from FY14 economic capital and IGD surpluses. In contrast, 2013 final dividend of 9.40 pence per share amounting to £0.3 billion was not foreseeable as at 31 December 2013 and was not deducted from FY13 economic capital and IGD surpluses.

5
In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Group Chief Executive Officer's report

0BOverview
All of the key metrics have moved in the right direction despite headwinds from currency, changing regulation and lower interest rates. Our focus on Cash flow plus Growth has resulted in cash remittances increasing 11% to £1,412 million and holding company excess cash flow is 65% higher at £692 million. Our life insurance measure of growth, value of new business, is 15%1 higher at £1,009 million and we have grown general insurance underwriting profit 54% to £321 million. In asset management, the turnaround is progressing and the AIMS fund range has over £1 billion of assets under management eight months after launch.

In 2014, IFRS net asset value per share increased 26% to 340p (FY13: 270p) and MCEV net asset per share is 14% higher at 527p (FY13: 463p). The leverage ratios have reduced to 28% on an S&P basis and 41% on an IFRS basis (FY13: respectively 31% and 48%) of tangible capital employed. Capital and liquidity levels are within risk appetite.

These results demonstrate progress in our turnaround and the consequence of this is a 30% increase in the 2014 final dividend. The total 2014 dividend is 18.1p (FY13: 15.0p), a coverage ratio of 2.6 times operating earnings.

1BFriends Life acquisition
In December 2014, we announced our intention to acquire Friends Life Group. This accelerates our turnaround and our ability to deliver the investment thesis.

The financial rationale of the transaction is that we expect it to add c.£0.6 billion to cash flow, eliminate any need to de-lever, generate £225 million of expense synergies as well as material capital synergies.

Strategically, this transaction secures our position in our home market, adds up to c.£70 billion of funds to Aviva Investors and gives us flexibility to invest in key existing growth segments and markets.

The planning phase of the integration is underway and our work to date validates our underlying assumptions. The shareholder vote will be on 26 March, with completion anticipated on 13 April 2015. While these dates are important milestones, once the real work of integration is underway we expect the benefits for shareholders to accrue.

2BCash flow • Holding company excess cash flow increased 65% to £692 million • Cash remittances £1,412 million
In 2014, holding company excess cash flow (i.e. residual cash flow after central operating expenses and debt financing costs) increased 65% to £692 million (FY13: £420 million), adequate progress towards our 2016 target of £800 million.

Increasing cash to the Group improves our dividend paying capacity as well as our capital and strategic flexibility. In 2014, cash remittances from business units to Group increased 11% to £1,412 million (FY13: £1,269 million) with significant increases in remittances from UK & Ireland Life of £437 million (FY13: £370 million) and Europe of £454 million (FY13: £388 million).

Our cash generators of UK, France and Canada remitted £1,061 million to Group (FY13: £1,012 million), which is 75% of total remittances (FY13: 80%). Our turnaround markets of Italy and Spain delivered a step change in remittances of £100 million (FY13: £63 million), while our growth market of Poland remitted £106 million (FY13: £85 million).

3BOperating profit2 • Operating profit2 increased 6% to £2,173 million
Operating profit has increased 6% to £2,173 million (FY13: £2,049 million). Expense reductions and an improved result in UK Life, more than offset the negative impact of currency, lower individual annuity sales and disposals of some of our non-core businesses which, together, depressed operating profit by c.£200 million. The UK Life operating profit benefited from £282 million (FY13: £116 million) of back book actions relating to longevity and expense reserve releases, partially offset by a DAC writedown.

In general insurance and health, the operating profit of £808 million was broadly flat (FY13: £797 million). A higher underwriting result was offset by lower investment returns, primarily due to the reduced intercompany loan.

Aviva Investors' fund management operating profit increased 16% to £79 million (FY13: £68 million) although this remains inadequate relative to assets under management of £246 billion.

Lower interest costs and corporate centre spend have also improved Group profitability and there remains opportunity for further reductions in this area.

1 On a constant currency basis. 2 On a continuing basis, excluding US Life
4B Value of new business3 • Value of new business up 15% in constant currency • Increase driven by business mix shift to protection and unit-linked savings

Value of new business (VNB) is the present value of future profits from business written in the year and our measure of growth for life insurance.

In 2014, VNB grew 15% to a record £1,009 million (FY13: £904 million). Growth markets of Poland, Turkey and Asia grew 25%1 and now make up 22% of total VNB (FY13: 21%). Asia grew 30%1 and Poland VNB was 31%1 up, while Turkey was 3%1 lower, mainly driven by a reduction in our share of the business following the partial initial public offering (IPO).

In UK Life, VNB was constant at £473 million (FY13: £469 million) in the context of major change to annuity legislation. UK annuity VNB was 16% lower as the decline in individual annuity sales more than offset increased bulk purchase annuities sales. Protection VNB was 27% higher at £95 million (FY13: £75 million), mostly as a result of strength in our group risk proposition, together with strong intermediary and improved bancassurance distribution channels. In April 2015, pensioners in the UK will have greater freedom to invest their retirement assets and our UK Life business - with its broad product range - is in a good position to meet customers' needs.

Following its restructure, the Italian business performed strongly with a 55%1 increase in VNB to £63 million (FY13: £43 million). Premiums are 32%1 higher on better margins, principally due to a reduction in guarantees. France continues to grow, with VNB up 25%1, and Spain was 27%1 higher, although from a lower base.

Macro, market and regulatory uncertainty highlights the importance of our focus on higher margin protection and unit-linked savings business.

5BAsset management • AIMS exceeds £1 billion AUM
The turnaround in our asset management business at Aviva is progressing with the first tangible signs of higher margin fund inflows emerging. There is now a clear strategy for our third party proposition and the AIMS fund range has £1 billion of assets under management eight months after launch. Aviva Investors' assets under management increased 2% to £245.9 billion, of which £45.5 billion are external.

The expected migration of Friends Life's assets to Aviva Investors will add scale with little additional cost. This, along with more 3rd party assets under management, should ensure a more meaningful contribution to Group profits from asset management.

In January 2015, Aviva Investors entered into a partnership with Virtus Investment Partners to bring multi-strategy solutions to the US retail marketplace. This will significantly increase our distribution footprint.

6BCombined operating ratio • COR improved 1.6 pp to 95.7%, mostly due to a strong UK&I result
In general insurance, the combined operating ratio (COR) improved 1.6 percentage points to 95.7% (FY13: 97.3%) mostly due to a strong result in the UK and Ireland. This resulted in an underwriting profit of £321 million, 54% higher year-on-year.

In the UK and Ireland the COR improved to 94.9% (FY13: 97.2%), despite a 0.5pp less positive impact from weather. Disciplined underwriting, good expense management and positive reserve development drove this improvement.

The Canadian COR deteriorated to 96.1% (FY13: 94.6%) and is an area of focus for 2015. The Canadian commission and expense ratio improved from 31.4% to 30.6%. In Europe, the COR improved to 97.7% (FY13: 98.1%), despite worse weather.

Overall, the Group's weather-related experience was in-line with long term average. In Canada, weather was c.2 percentage points worse than we would expect in a normal year, offset by better weather in the UK. This is yet another demonstration of the benefit of diversification.

Net written premiums (NWP) in general and health insurance were broadly flat in constant currency at £8,300 million. UKGI net written premiums were down 4% although premiums stabilised in the latter part of the year. Europe and Canada grew NWP by 3%1, and 6%1 respectively.

1 On a constant currency basis. 3 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG and Asia excludes Malaysia
7BBalance sheet • IFRS net asset value per share up 26% to 340p
In 2014, the IFRS net asset value per share has increased 26% to 340p (FY13: 270p). Consequently, our external leverage ratio has reduced to 41% (FY13: 48%) and 28% on an S&P basis (FY13: 31%). As we have previously announced, there will be no further need to de-lever following the proposed acquisition of Friends Life.

The 2014 economic capital surplus4 is £8.0 billion (FY13: £8.3 billion) and our IGD surplus4 is £3.2 billion (FY13: £3.6 billion). Both measures have been reduced by £0.4 billion in respect of the 2014 final dividend declared in December. Liquidity at Group centre is £1.1 billion at 28 February 2015.

8BExpenses2 • Operating expense ratio2 has reduced to 51.5%
In 2012, we set out a target to reduce our 2011 operating expense base of £3,366 million by £400 million. Our 2014 operating expense base of £2,795 million is £571 million lower, clearly outperforming our initial target.

As previously communicated, we are moving away from targeting absolute expense reductions and have introduced an operating expense ratio, with a target to reduce the 54.1% reported in 2013 to below 50% in 2016. The 2014 expense ratio is 51.5% and there remains significant opportunity to improve this either through higher operating profit or lower expenses.

Integration and restructuring costs excluding Solvency II are 84% lower at £46 million (FY13: £284 million). Solvency II costs remain high at £94 million (FY13: £79 million) as we approach implementation of the new regulatory regime. In the period 2015-2017, the proposed Friends Life integration is expected to incur £350 million of integration expenses, as previously announced.

9BManagement
Over the past two years, Aviva employees have seen significant change. Despite the sometimes difficult choices that have had to be made, 2014 saw engagement improve 9 percentage points to 65%, driven by a double-digit uplift in trust of our senior leaders, as well as advances in levels of pride, motivation and advocacy. Our engagement rating is now above the norm in the global financial services sector.

10BOutlook
A successful integration of Friends Life is a significant focus and it is important to demonstrate our ability to execute on our plans and achieve our external objectives. This is a bare minimum.

While the proposed integration of Friends Life is a major exercise, there are large parts of the business that are not involved and we will continue to focus on better capital allocation and efficiency across the entire group, driving digital throughout the organisation and building out our true customer composite model.

Aviva has travelled a long way in the past two years. But it would be wrong to assume that our turnaround is nearing completion. On the contrary, we have further to travel than the distance we have come.

2    On a continuing basis, excluding US Life.
4    The economic capital and IGD solvency surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Following the announcement that the Group made an offer to acquire Friends Life Group Limited on 2 December 2014, the directors have proposed a final dividend for 2014 of 12.25 pence per share, amounting to £0.4 billion in total. Although subject to approval by shareholders at the AGM, the dividend is considered foreseeable and is therefore deducted from FY14 economic capital and IGD surpluses. In contrast, 2013 final dividend of 9.40 pence per share amounting to £0.3 billion was not foreseeable as at 31 December 2013 and was not deducted from FY13 economic capital and IGD surpluses.

Chief Financial Officer's report

11BOverview
We have begun laying the foundation for the next stages of turnaround and transformation at Aviva.  Operationally, we have continued to deliver expense savings and realise efficiencies across the Group.  Financially, we have made further progress on improving our performance and increasing our financial flexibility.

In 2014, operating EPS1 increased 10% to 47.0p and IFRS book value per share (NAV) increased 26% to 340p, primarily due to operating profit and favourable movements in our staff pension scheme.  Excess centre cash flow2 from operations increased 65% to £0.7 billion, providing positive cash coverage of our annual dividend for the first time in several years. Consequently, the final dividend has been increased 30% to 12.25p per share.

External debt leverage reduced from 48% to 41% of tangible capital on an IFRS basis, as we reduced debt and grew book value. On an S&P basis, our debt leverage is 28% and within our target range of being comparable to the AA level. Meanwhile we have also reduced the internal loan by £1.3 billion in the 12 months to February 2015. Our capital level and liquidity are within our risk appetite, with an estimated economic capital surplus3 ratio of 178%, even after declaring the year end dividend. We manage our capital on an economic basis, which is consistent with the UK regulatory framework, but also with consideration to the upcoming Solvency II regime.

Capital efficiency remains a primary theme of Aviva's turnaround. We continue to take action at both the Group level and at the individual business cell level to improve return on capital, or to redeploy it to better use. The list of achievements in 2014 is long. We established our internal reinsurance entity, separated our capital and risk functions, and issued and refinanced €700 million long-term hybrid debt on better terms than a similar issue the year before. We divested our business in South Korea, our general insurance operation in Turkey, our River Road asset management business in the U.S., Eurovita in Italy and our stake in Spanish joint venture CxG Aviva. Together with our partner, we also conducted a successful partial initial public offering (IPO) of our life insurance operation in Turkey.

The proposed acquisition of Friends Life accelerates our financial transformation. Our integration planning to date has confirmed expected run rate cost savings of £225 million by the end of 2017. In addition, we expect to realise significant capital synergies from the combination over time.

In parallel to the Friends Life integration, we will increasingly focus management attention on organic growth initiatives within Aviva and the reallocation of capital and expenditures to our most promising business opportunities. Our challenge in 2015 through 2017 is to deliver the Friends Life synergies, develop our capabilities around the True Customer Composite and Digital First, and shift towards investing in growth.

12BBusiness Unit performance
Aviva is a diversified insurance and investment management group. We operate in 16 countries with differing economic conditions and market structures, and each of our businesses is at different stages of performance improvement and growth.

In our largest unit, UK & Ireland life, our focus has been on expense efficiency and improving the financial resilience of our large back book of existing business in force. The objective has been to both improve the solvency capital position within the business and deliver more cash to the Group.  The results have been satisfactory. Operating profit was up 9%to £1,039 million (FY13: £952 million) and cash remittances increased 18% to £437 million. In UK Life, changes in annuitant mortality experience resulted in a release of £282 million of longevity reserves (FY13: £66 million) following an extensive review. Efficiency gains also allowed us to release expense reserves in the first half of the year, but the impact of this on profit was negated by a DAC writedown mainly related to new pension charging rules. Lower individual annuity volumes and dampened returns from increased hedging activities depressed underlying profitability. Value of new business (VNB) of £482 million is flat year-on-year, as increased VNB from equity release, bulk purchase annuities and protection offset the lower contribution from individual annuities following the regulatory changes announced in March 2014. Throughout the year we have also taken steps to improve the quality of our asset portfolio, reducing exposure to certain non-core property assets.

Our UK & Ireland general insurance business has improved its combined operating ratio (COR) by 2.3 percentage points to 94.9% (FY13: 97.2%) and increased its underwriting profit 66% to £204 million (FY13: £123 million). Net written premium declined 4% to £3,935 million but most of this reduction occurred in the earlier part of the year. Our UK commercial book showed significant improvement, with the COR improving to 92.8% (FY13: 102.9%) as we completed portfolio actions to improve the quality of our commercial motor book and reserves developed more favourably relative to the prior year.

Italy was the stand-out performer of our European businesses. Cash increased 167% to £32 million, VNB4 was 55%5 higher at £63 million (FY13: £43 million) and the COR improved 1.2pp to 94.0% (FY13: 95.2%). Operating profit was 2% higher at £172 million (FY13: £169 million). Good execution of a major restructure has helped improve the performance of this turnaround business.

Elsewhere in Europe, France delivered a solid result in benign economic conditions with operating profit of £452 million (FY13: £448 million). French VNB was 25%5 higher as we continue to improve the business mix, focusing on unit-linked and protection. Our Spanish business is adapting to its smaller footprint with operating profit of £126 million (FY13: £151 million) impacted by the disposals of Aseval and CxG.

Growth markets of Poland, Turkey and Asia continued their upward momentum. Poland delivered £192 million of operating profit (FY13: £184 million), benefitting from a £39 million one-off from regulatory pension changes. VNB grew 31%5 to £64 million (FY13: £51 million) and the business remitted £106 million of cash to Group. With a 25% increase in cash, and a 31%5 increase in VNB, Poland is a prime example of delivering cash flow plus growth.

In Asia, our Chinese business grew VNB 100%5 due to changes in product mix and effective bundling. The average product holding of our Chinese customers is now 3.5x. In Singapore, VNB increased 23%5 to £87 million (FY13: £76 million). We are seeking to renew our distribution agreement with DBS this year on appropriate terms.

Our fund management segment, led by Aviva Investors, was largely flat, ending the year with assets under management of £246 billion and operating profit of £86 million, as we increased operating expenses partly in connection with new product development and distribution initiatives. The AIMS fund range has started well and we are confident in this external market proposition. The proposed Friends Life transaction provides the opportunity to add up to c.£70 billion funds under management to Aviva Investors.

1    On a continuing basis, excluding US Life.
2    Excess centre cash flow represents cash remitted by business units to Group less central operating expenses and debt financing costs. It does not include non-operating cash movements such as disposal proceeds or capital injections.
3    The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Following the announcement that the Group made an offer to acquire Friends Life Group Limited on 2 December 2014, the directors have proposed a final dividend for 2014 of 12.25 pence per share, amounting to £0.4 billion in total. Although subject to approval by shareholders at the AGM, the dividend is considered foreseeable and is therefore deducted from FY14 economic capital surplus. In contrast, 2013 final dividend of 9.40 pence per share amounting to £0.3 billion was not foreseeable as at 31 December 2013 and was not deducted from FY13 economic capital surplus.

13BCapital and liquidity	In 2014, IFRS net asset value (NAV) increased 26% to 340p (FY13: 270p) and our Market Consistent Embedded Value per share was 14% higher at 527p, as shown below.

Net asset value6	IFRS	MCEV
Opening NAV per share at 31 December 2013	270p	463p

Operating profit	47p	62p
Dividends & appropriations	(15)p	(15)p
Investment variances and AFS equity movements	5p	(2)p
Pension scheme remeasurements	45p	45p
Integration and restructuring costs, goodwill impairment and other	(1)p	(7)p
Foreign exchange movements	(11)p	(19)p
Closing NAV per share at 31 December 2014	340p	527p

Along with the contribution from profits, the IFRS net asset value was boosted by a 45p increase in our pension surplus, as measured on an IAS 19 basis. We manage our staff pension scheme on a funding basis, not an IAS 19 basis, which means we hold higher technical provisions for funding and hedge on that basis, which introduces potential volatility into our IAS 19 reporting. The large increase in our IAS 19 pension surplus reported this year is largely attributable to a combination of wider credit spreads and lower interest rates. This could reverse in the future.

Prior to the declaration of our 2014 final dividend, our economic capital surplus3 increased marginally to £8.4 billion (FY13: £8.3 billion), with a coverage ratio of 182% (FY13: 182%), and is £8.0 billion after the early declaration of our final dividend, which we announced on 2 December 2014 coincident with the proposed Friends Life acquisition. The coverage ratio is 178% after deducting the accrual of the final dividend, which was reasonably foreseeable at year end. We have also improved our modelling and methodology to improve the quality of our estimate of economic capital surplus during the year.

IGD surplus3, was stable at £3.6 billion prior to the declaration of our 2014 final dividend (FY13: £3.6 billion) and reduced to £3.2 billion after. The redemption of hybrid debt during the year reduced our surplus by £0.2 billion.

Liquidity at Group centre is £1.1 billion as at the end of February 2015 (February 2014: £1.6 billion), and within our risk appetite. External and internal debt reduction, pension contributions, external dividends and the capitalisation of our internal reinsurance company offset remittances received from businesses and disposal proceeds.

3    The economic capital surplus represents an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Following the announcement that the Group made an offer to acquire Friends Life Group Limited on 2 December 2014, the directors have proposed a final dividend for 2014 of 12.25 pence per share, amounting to £0.4 billion in total. Although subject to approval by shareholders at the AGM, the dividend is considered foreseeable and is therefore deducted from FY14 economic capital surplus. In contrast, 2013 final dividend of 9.40 pence per share amounting to £0.3 billion was not foreseeable as at 31 December 2013 and was not deducted from FY13 economic capital surplus.
4    Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG and Asia excludes Malaysia.
5    On a constant currency basis.
6    Net of tax and controlling interests.

14B Solvency II
Next year we expect to report our economic capital surplus on a Solvency II basis, which comes into effect from 1 January 2016.  We continue to work with regulators on the application of Solvency II principles to our business, and will submit our Group internal model for formal regulatory review in June this year. Friends Life will be on a standard formula basis for reporting under Solvency II from year end 2015. Once Friends Life becomes part of Aviva, we will begin transitioning Friends to our internal model.

As we have said previously, there remains uncertainty regarding certain significant issues under Solvency II regulations and their interpretation by regulators. Our reported economic capital surplus and its composition may differ under Solvency II from the current regulatory regime. Regardless, we are currently managing the Group taking into account our understanding of how Solvency II principles are likely to apply from 2016 onwards.

15BLeverage
In 2014, we made meaningful progress in bringing leverage down to desired levels. In the first half of the year we called £240 million of debt instruments with coupons in excess of 10% without refinancing.

The lower interest rate environment and better financial position of the Group allowed us to raise €700 million of Lower Tier 2 subordinated debt with a 3.875% coupon. In Q4 2014, we called a €700 million Direct Capital Instrument (DCI) with a 4.7291% coupon.

Lower debt coupled with growth in our net asset value has resulted in our leverage ratios falling to 28% (FY13: 31%) on an S&P basis and 41% (FY13: 48%) of tangible capital on an IFRS basis. Following the integration of Friends Life, we see no need to further de-lever. However, there is still further opportunity to optimise our capital structure and financing costs.

We continue to reduce the intercompany loan that exists between our main UK general insurance legal entity, Aviva Insurance Limited, and the Group. The loan balance is currently £2.8 billion and we remain on track to achieve our objective of reducing this to £2.2 billion by the end of 2015.

16BSummary
Considering Aviva's overall turnaround in terms of capital, liquidity and internal and external leverage together, the Group has made substantial progress in improving its financial flexibility over the last two years. At the end of 2012, Aviva was reliant on expected proceeds from divestitures, with just £5.3 billion in economic capital surplus, low liquidity at the centre, lower excess centre cash flow from operations, a £5.8 billion intercompany loan balance, and external debt leverage approximating 50%. Entering 2015 we are much stronger on all these measures, our final dividend has been increased 30% to 12.25p per share, and we are looking forward to completing the proposed acquisition of Friends Life, which we expect to close in the second quarter of the year.

Notes to editors
All comparators are for the full year 2013 position unless otherwise stated.
      Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 31 December 2014. The average rates employed in this announcement are 1 euro = £0.81 (12 months to 31 December 2013: 1 euro = £0.85) and CAD$1 = £0.55 (12 months to 31 December 2013: CAD$1 = £0.62).
      Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and constant currency basis.
A consensus of analyst estimates is available on www.aviva.com.
      An interview with Mark Wilson discussing the results can be viewed at the following link: www.aviva.com/friendsoffer.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make other verbal or written "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "projects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "likely", "target", "goal", "guidance", "trends", "future", "estimates", "potential" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of simplifying our operating structure and activities; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in short or long term inflation; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; changes in, or restrictions on, our ability to initiate capital management initiatives or an acceleration of repayment of intercompany indebtedness; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; the impact of natural and man-made catastrophic events on our business activities and results of operations; our reliance on information and technology and third-party service providers for our operations and systems; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; our reliance on third-party distribution channels to deliver our products; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of fluctuations in share price as a result of general market conditions or otherwise, including any as a result of the proposed acquisition of Friends Life; the effect of simplifying our operating structure and activities; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business, including decreased demand for annuities in the UK due to proposed changes in UK law; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing/regulatory approval impact, integration risk and other uncertainties, such as non-realisation of expected benefits or diversion of management attention and other resources, relating to announced acquisitions and pending disposals and relating to future acquisitions, combinations or disposals within relevant industries, including specifically the proposed acquisition of Friends Life; the policies, decisions and actions of government or regulatory authorities in the UK, the EU, the US or elsewhere, including the implementation of key legislation and regulation. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's most recent Annual Report on Form 20-F as filed with the SEC on 24 March 2014 (and also Part II (Risk Factors) of the prospectus published by Aviva on 19 January 2015 in relation to the proposed recommended all-share acquisition of Friends Life by Aviva). Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700
Results and presentation slides: 07:00 hrs GMT
www.aviva.com

Real time media conference call: 07:50 hrs GMT

Analyst presentation: 09:30-09:45 hrs GMT

Live webcast: 09:30-09:45 hrs GMT
http://www.avivawebcast.com/prelim2014/

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End of part 1 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary